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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                      KRUPP REALTY LIMITED PARTNERSHIP - V
                            (Name of Subject Company)

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                        (Name of Person Filing Statement)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                   501128 30 0
                      (CUSIP Number of Class of Securities)

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                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

     Scott D. Spelfogel, Esq.                     James M. Dubin, Esq.
       The Berkshire Group             Paul, Weiss, Rifkind, Wharton & Garrison
        One Beacon Street                    1285 Avenue of the Americas
    Boston, Massachusetts 02108             New York, New York  10019-6064
         (617) 574-8385                            (212) 373-3000

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Item 1.  Security and Subject Company

         The name of the subject partnership is Krupp Realty Limited
Partnership - V, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is c/o The Krupp Corporation, One Beacon Street, Suite 1500, Boston, Massachusetts 02108. The title of the class of equity securities to which this statement relates is the Partnership's units of investor limited partnership interest ("Units").

Item 2.  Tender Offer of the Bidder

         This statement relates to an unsolicited offer by ERP Operating Limited Partnership, an Illinois limited partnership, (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 23, 1999 (the "Schedule 14D-1"), to purchase up to 23,584 Units at a price of $675 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between November 23, 1999 and January 12, 2000, or such other date to which its offer may be extended, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999, and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which collectively constitute the "ERP Offer" and are contained within the Schedule 14D-1). The address of the Purchaser's principal executive offices is Equity Residential Properties Trust, Two North Riverside Plaza, Suite 450, Chicago, IL, 60606.

Item 3.  Identity and Background

         (a) The name and business address of the Partnership, which is the person filing this statement, is set forth in Item 1 above.

         (b) The general partners responsible for management of the Partnership's business are The Krupp Corporation, a Massachusetts corporation (the "Corporate General Partner"), and The Krupp Company, a Massachusetts limited partnership (together with the Corporate General Partner, the "General Partners").

         On December 2, 1999, an affiliate of the General Partner made a merger proposal to acquire all outstanding Units for $864 per Unit in cash other than Units held by affiliates of the General Partners, such affiliate and certain current limited partners of the Partnership who will be reinvesting their Units in the entity making the merger proposal. See "Merger Proposal" below.

General

         The General Partners are subject to certain conflicts of interest in connection with the response to the ERP Offer contained in this Schedule 14D-9. The Amended Agreement of Limited Partnership of the Partnership, dated as of July 27, 1983, as amended to date (the "Partnership Agreement"), provides that, without the concurrence of the General Partners, a majority in interest of the "Investor Limited Partners" (a person who has been admitted to the Partnership as, and has the rights afforded to, an Investor Limited Partner, as provided in the Partnership Agreement) may vote to remove the General Partners or amend

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the Partnership Agreement (including amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates), and the ownership of a large block of Units by any person increases the likelihood that the General Partners may be removed or that the Partnership Agreement may be amended should that person become an Investor Limited Partner or otherwise acquire the voting rights of an Investor Limited Partner. In addition, since property management agreements (described below) between affiliates of the General Partners and the Partnership are terminable without penalty at the end of any calendar month on not less than 60 days advance written notice, the removal of the General Partners or the amendment of the Partnership Agreement could result in a reduction of management fee income from the Partnership to such affiliates. If a large number of Units were tendered to the Purchaser, the likelihood of such removal or amendment would increase.

         As described below, an affiliate of the General Partners has made a merger proposal to acquire outstanding Units for $864 per Unit in cash (the "Merger Proposal"). As a result, there is a conflict of interest between the General Partners and its affiliates, on the one hand, and the Purchaser on the other, inherent in the fact that such Merger Proposal could compete with the ERP Offer.

         The following describes certain agreements between affiliates of the General Partners and the Partnership.

         Pursuant to the Partnership Agreement, the General Partners are entitled to certain cash distributions in respect of their interests in the Partnership. The General Partners have received aggregate cash distributions in respect of such interests of $15,140, $15,140 and $7,570 for the years ended December 31, 1996, 1997 and 1998, respectively.

         Pursuant to certain management agreements (the "Management Agreements"), the affiliate of the General Partners which manages the properties of the Partnership (the "Property Manager Affiliate") receives property management fees in return for management of the Properties. The Management Agreements provide for the payment of monthly management fees payable at the rate of up to 5% of rents and other income actually received by the Partnership. In addition, although the General Partners and their affiliates do not receive any fees from the Partnership for the partnership administration services provided to the Partnership, the Property Manager Affiliate and other affiliates of the General Partners are reimbursed by the Partnership for expenses incurred in connection with the provision of services including accounting, computer, insurance, travel, payroll, and legal services and the preparation and mailing of reports and other communication to Unit holders. For the three years ended December 31, 1996, 1997 and 1998, the Partnership paid such affiliate property management fees and reimbursement of expenses aggregating $813,666, $793,001 and $730,521, respectively.

         Pursuant to the Partnership Agreement, the General Partners are entitled to a brokerage fee in an amount equal to 3% of the contract sales price of any real estate sold by the Partnership, subject to certain limitations. No brokerage fees have been paid to the General Partners or their affiliates during the three-year period ending December 31, 1998.

Merger Proposal

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         On December 2, 1999, the Partnership received an acquisition proposal from KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company affiliated with the General Partners of the Partnership ("KR5 Acquisition"), to acquire outstanding Units for $864 per Unit in cash. The proposed transaction would be structured as a merger of the Partnership into KR5 Acquisition, in which all outstanding partnership interests other than those held by affiliates of the General Partners and certain current limited partners who will be reinvesting their Units in KR5 Acquisition (the "Investors"), would receive the $864 per Unit merger price, which amount will not be reduced by distributions declared or made by the Partnership to holders of Units. The Merger Proposal is subject to certain conditions, including the approval of the merger and necessary amendments to the partnership agreement by the holders of a majority of the Units. The Merger Proposal is not subject to a financing condition. The Investors, who own approximately 11% of the outstanding Units, have agreed to vote in favor of the Merger Proposal. The General Partners intend to cause the Partnership to distribute proxy materials to holders of Units to seek approval of the Merger Proposal and related amendments to the Partnership Agreement, and presently anticipate that if all conditions to the Merger Proposal are satisfied, consummation of the merger would occur in the first quarter of 2000. However, there is no assurance that the Merger Proposal will be consummated or that it will not be delayed.

         Except as described herein, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation

         Following receipt of the ERP Offer, the Corporate General Partner reviewed and considered the ERP Offer. The Corporate General Partner has determined that the ERP Offer is inadequate and not in the best interests of the Unit holders, and recommends that the holders of the Units reject the ERP Offer and not tender their Units pursuant thereto.

         In reaching its conclusion described in the paragraph above, the Corporate General Partner considered a number of factors, including the following:

                  (i) The fact that the Corporate General Partner believes each Unit to have a value substantially in excess of $675. This belief is based on the Corporate General Partner's familiarity with the Partnership's properties and its experience in real estate matters generally, as well as on an appraisal of the properties owned by the Partnership by an independent real estate valuation firm in August 1999, which indicates a value per Unit of approximately $864, after taking into account the Partnership's liabilities and other assets as of September 30, 1999 and mortgage debt-related expenses;

                  (ii) The fact that the ERP Offer is being made for only 67% of the outstanding Units. Consequently, if the ERP Offer is oversubscribed, the holders of Units not accepted for purchase by the Purchaser will likely encounter increased difficulty in selling Units at a fair price in light of the already illiquid secondary market for Units; and

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                  (iii) The fact that the Partnership has been presented with a merger proposal from KR5 Acquisition, an affiliate of the General Partners which, if consummated, will result in the Unit holders receipt of $864 in cash for each Unit owned by them, which amount will not be reduced by distributions declared or made by the Partnership to such holders. As noted above, the Merger Proposal is subject to certain conditions, and there is no assurance that such merger will be consummated.

Item 5.  Persons Retained, Employed, or to be Compensated

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit holders on behalf of the Partnership in response to the ERP Offer.

Item 6.  Recent Transactions and Intent with Respect to Securities

         (a) On December 2, 1999, KR5 Acquisition, L.L.C., KRF Company, L.L.C., each an affiliate of the General Partners, and the Investors, which are real estate investment funds affiliated with Equity Resources Group, Incorporated entered into certain agreements in connection with the Merger Proposal with respect to 3,985.5 Units beneficially owned by the Investors, constituting approximately 11% of the outstanding Units. Such agreements provide that, subject to certain terms and conditions, (a) the Investors will vote such Units
(i) in favor of the Proposed Merger and otherwise to facilitate the consummation of the Proposed Merger and (ii) in opposition to any proposal or action made in opposition or in competition with the Proposed Merger, and (b) the Investors will contribute their Units to KR5 Acquisition in exchange for equity interests in KR5 Acquisition subject to certain conditions, including approval by Unit holders of the Proposed Merger and necessary amendments to the Partnership agreement.

         Except as described above, neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, or subsidiaries.

         (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchasers pursuant to the ERP Offer.

Item 7.  Certain Negotiations and Transactions by the Subject Company

         (a) Except for the Merger Proposal described herein, no negotiation is being undertaken or is underway by the Partnership in response to the ERP Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership. While the Merger Proposal described herein was not made in response to the ERP Offer, it could result in one or more of such matters.

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         (b) Except for the Merger Proposal described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the ERP Offer which relate to or would result in one or more of the matters referred to in the first paragraph of Item 7(a) above.

Item 8.  Additional Information to be Furnished

         This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

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Item 9.  Material to be Filed as Exhibits

         1. Cover letter to Unit holders from the Partnership dated December 2, 1999.

         2. The Amended Agreement, dated as of July 27, 1983, by and among The Krupp Company Limited Partnership II and The Krupp Corporation, as general partners, The Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement.

         3. Park Place Property Management Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

         4. Amendment to Park Place Property Management Agreement between the Partnership and Berkshire Realty Enterprises Limited Partnership, dated as of January 1, 1996.

         5. Century II Apartments Property Management Agreement, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1999

                                    KRUPP REALTY LIMITED PARTNERSHIP - V

                                    By: The Krupp Corporation, a
                                        general partner


                                    By: /s/ Douglas S. Krupp
                                        --------------------
                                        Name:  Douglas S. Krupp
                                        Title: President and Co-Chairman
                                               of the Board

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                                  EXHIBIT INDEX


Exhibit                            Description                              Page
-------                            -----------                              ----

1.            Cover letter to Unit holders from the Partnership dated
              December 2, 1999.

2. The Amended Agreement, dated as of July 27, 1983, by and among The Krupp Company Limited Partnership II and The Krupp Corporation, as general partners, The Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.

3. Park Place Property Management Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

4. Amendment to Park Place Property Management Agreement between the Partnership and Berkshire Realty Enterprises Limited Partnership, dated as of January 1, 1996.

5. Century II Apartments Property Management Agreement, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.

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